CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Suite 1400 - 400 Burrard Street
Vancouver, B.C.
V6C 3G2

Tel: (604) 689-1743
Fax: (604) 643-1789

June 22, 2004 **TSX-V Symbol: GCS.H**

NEWS RELEASE

Consolidated Global Cable Systems, Inc. (the "Company") has been notified that an appeal has been filed with U.S. Court of Appeals for the Ninth Circuit in San Francisco with respect to a legal proceeding against the Company that had been initiated by the Boston Group in early 2003 with respect to funds advanced to the Company in 1996 under the terms of a partnership agreement between the parties. This action had previously been dismissed by the Federal Court for the District of San Francisco on June 6, 2003.

On behalf of the Board of Directors of
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

"STUART W. ROGERS"

Stuart W. Rogers
Director

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.